June 4, 2008

VIA EDGAR

Larry Spirgel,

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE

Washington, DC 20549

Re:	Monster Worldwide, Inc.
Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”)
Filed February 21, 2008; and
Form 10-Q for the period ended March 31, 2008 (the “Q1 2008 10-Q”)
Filed May 8, 2008
File No. 0-21571

Dear Mr. Spirgel:

On behalf of Monster Worldwide, Inc. (the “Company”), I am writing to respond to the comment raised by the Staff of the Securities and Exchange Commission in the letter, dated May 22, 2008 (the “Letter”), relating to the Company’s 2007 Q1 2008 10-Q.  For your convenience, we have included above our response the comment to which we are responding.

Comment and Response:

1.     Comment: We note you make use of a third party to estimate the fair value of your tax exempt auction rate bonds using Level 3 unobservable inputs in the three-tier fair value hierarchy, in accordance with SFAS 157.  Please provide a description of the inputs, such as the illiquidity discount, and the information used to develop the inputs.  See paragraph 33(c) of SFAS 157.

We confirm that we intend to comply with the comment in the Letter in our future filings.

We note that in Item 1 Footnote 6 “Fair Value Measurement”, Footnote 7 “Investments” and Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Q1 2008 10-Q, we have provided information concerning the inputs we used in determining the fair value of our investments in auction rate securities.

Consistent with the suggestions contained in the Staff’s sample letter sent to public companies in March on MD&A disclosure regarding the application of SFAS 157, we will expand our discussion regarding inputs in the MD&A section of our future filings if we determine that our use of unobservable inputs is material.

If the Staff has any additional questions or requires additional information regarding this filing, please contact the undersigned (212-351-7101).

Sincerely,

/s/ James M. Langrock

James M. Langrock
Senior Vice President, Finance and Chief
Accounting Officer

cc:	Joe Cascarano
Robert S. Littlepage